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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                            The Havana Republic, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    419304100
                                 (CUSIP Number)

                             Austost Anstalt Schaan
                                 Landstrasse 163
                                Furstentums 9494
                                  Liechtenstein
                               Attn: Thomas Hackl
                            Fax: 011-431-534-532-895

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 2002
             (Date of Event which Requires Filing of This Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                       [X]



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 1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Austost Anstalt Schaan
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [x] -     NOT A MEMBER OF A GROUP
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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS

          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)

          Not Applicable.
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Liechtenstein
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NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                               7 SOLE VOTING POWER

                                  107,596,356
                          ----------------------------------------------------

                                8 SHARED VOTING POWER

                                  -0-
                          ----------------------------------------------------

                                9 SOLE DISPOSITIVE POWER

                                  107,596,356
                          ----------------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                                  -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         107,596,356
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          57.5% (a)
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14        TYPE OF REPORTING PERSON

          CO
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(a) Based upon the Form 10-Q of the Company for the fiscal quarter ended
September 30, 2002 filed with the Securities and Exchange Commission disclosing that there are 186,941,113 shares of Common Stock issued and outstanding.

Item 1.   Security and Issuer.

The class of securities to which this statement on Schedule 13D relates is the common stock, no par value per share ("Common Stock"), of The Havana Republic, Inc., a Florida corporation (the "Company"), with its principal business address at 300 S.W. 1st Avenue, Suite 108, Ft. Lauderdale, Florida 33301.

Item 2.   Identity and Background.

(a) This statement is filed by Austost Anstalt Schaan, an entity organized under the laws of Liechtenstein ("Austost"). Austost is engaged in the business of investing in publicly traded equity securities for its own account. Mr. Thomas Hackl exercises voting and dispositive power over the shares of Common Stock held by Austost. Mr. Hackl is a director of Austost. Mr. Hackl disclaims beneficial ownership of the shares of Common Stock held by Austost.

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(b)       The business address for Austost is Austost Anstalt Schaan,
Landstrasse 163, Furstentums 9494, Liechtenstein.

(c)     N/A.

(d) Mr. Hackl has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Mr. Hackl has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Austost had previously acquired for cash consideration securities of the Company convertible into Common Stock. On November 15, 2002, as part of the sale of all of the assets of the Company, Austost transferred 34 shares of such preferred stock to The Havana Republic Holding Company which preferred stock was immediately surrendered to the Company for cancellation.

Item 4.   Purpose of Transaction.

The purpose of this Schedule 13D is to report the conversions of Preferred Stock into 100,000,000 shares of Common Stock. Austost initially acquired the Preferred Stock and warrants for investment purposes. As a result of the aforementioned conversion, Austost may exercise its controlling interest in the Company to alter the current direction of the Company and exercise its control by seeking, or causing the Company to seek, strategic business combinations and opportunities. . Austost will support any plans or proposals by the Company to acquire another business that it believes will have the ultimate goal of establishing a more liquid public market for the Common Stock and enhance shareholder value.

Item 5. Interest in Securities of the Issuer.

(a) Austost is the beneficial owner of 107,596,356 shares of Common Stock, which, to Austost's knowledge, represents 57.5% of the outstanding Common Stock as of the date hereof. Mr. Hackl does not directly or indirectly own any securities of the Company. The shares beneficially owned by Austost also

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include warrants to purchase shares of Common Stock and a further $228,500 stated value of unconverted Series A, C and D Preferred Stock which are convertible into shares of Common Stock at a discount to the prevailing market price. The agreements pursuant to which the preferred stock was issued prohibit Austost from converting additional preferred stock or warrants until such time as Austost beneficially owns less than 9.9% of the Common Stock and then only to the extent such conversion does not cause Austost's beneficial ownership to exceed such amount.

(b) Austost has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of all shares of Common Stock listed above. Austost does not have the shared power to vote or to direct the vote of, nor the shared power to dispose or to direct the disposition of, any other shares of Common Stock.

(c) Except with respect to the conversions referenced above under Item 4, Austost did not effect any transactions with the Company in the Common Stock during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     N/A

Item 7.    Material to be Filed as Exhibits.

     N/A

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2002


AUSTOST ANSTALT SCHAAN

     /s/  Thomas Hackl
By: ______________________________________
     Thomas Hackl, Director

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